FORM 4
         UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

      STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

         Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person
Marsowiscz, Michael
15100 NW 7th Street.
Papias, FL 33026

2. Issuer Name and Ticker or Trading Symbol
First Entertainment Holding Corp. FTET

3. IRS or Social Security Number of Reporting Person (Voluntary)


4. Statement for Month/Year
10/00

5. If Amendment, Date of Original (Month/Year)


6. Relationship of Reporting Person to Issuer
   x Director    10% Owner
   x Officer      Other (specify below)
   Chief Technical Officer

7. Individual or Joint/Group Filing
X Form filed by One Reporting Person
  Form filed by More Than One Reporting Person

Table I- Non-Derivative Securities Acquired, Disposed Of, or
Beneficially Owned

1. Title of Security
Common Stock
Common Stock
Common Stock


2. Transaction Date (Month/Date/Year)
10/12/00
10/17/00
10/17/00

3. Transaction Code
Code    V
J
S
S

4. Securities Acquired(A) or Disposed of (D)
Amount     (A) or (D)     Price
105,408    (A)             $.03
36,200            (D)      $.031
40,000            (D)      $.04



5. Amount of Securities Beneficially Owned at End of Month
2,706,507 (1)

6. Ownership Form: Direct (D) or Indirect (I)
     (D)
     (D)
     (D)

7. Nature of Indirect Beneficial Ownership

Table II Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g. puts, calls, warrants options, convertible securities)

1. Title of Derivative Security
Options to purchase common stock
Options to purchase common stock

2. Conversion or Exercise Price of Derivative Security
   (2)
$0.75

3. Transaction Date (Month/Date/Year)

9/15/00


4. Transaction Code




5. Number of Derivative Securities Acquired (A) or Disposed of (D)
 (2)


6. Date of Exercisable and Expiration Date (Month/Date/Year)
Date Exercisable            Expiration Date
     (2)                        9/15/00
5/10/00                        10/10/01

7. Title and Amount of Underlying Securities
     Title              Amount of Number of Shares
Common Stock             1,250,000 (2)
Common Stock               500,000

8. Price of Derivative Securities


9. Number of Derivative Security Beneficially Owned at End of Month

1,750,000 (2)


10. Ownership Form of Derivative Securities Direct(D)or Indirect(I)
   D

11. Nature of Indirect Beneficial Ownership


----------------
(1) Includes 2,500,000 shares authorized to be issued pursuant to the Company's 2000 Management Compensation Plan described below in footnote 3. The 2,500,000 shares will not be issued unless either the Company's authorized capital is increased to at least 75,000,000 shares of common stock or the Company's Board Of Directors (the "Board") otherwise determines that the Company's authorized capital is sufficient to satisfy the Company's needs. See below, footnote 3, "Cancellation And Reissuance Of Options In September 2000".

(2) The 1,250,000 options issued to the Reporting Person pursuant to the 2000 Management Compensation Plan as described below in footnote 3, "Cancellation And Reissuance Of Options In September 2000", may be exchanged for additional options as described in footnote 3. The Reporting Person has agreed to refrain from exercising any of his options until the Company has increased its authorized number of shares of common stock to at least 75 million or the Company's Board Of Directors (the "Board") otherwise determines that the Company's authorized capital, assuming exercise of these options, is sufficient to satisfy the Company's needs. Options relinquished by the Reporting Person on September 15, 2000 included options to purchase 50,000 shares for $.61 per share until January 4, 2005, which options would have become exercisable if and when the average closing price per share of the Company's common stock is at least $2.25 for 10 consecutive business days; options to purchase 75,000 shares for $.61 per share until January 4, 2005, which options would have become exercisable if and when the Company achieves annual revenues of at least $4.25 million; options to purchase 125,000 shares for $.61 per share until January 4, 2005, which options would have become exercisable if and when the Company achieves earnings per share of at least $.05; options to purchase 750,000 shares for $.61 per share until January 4, 2005, which options would have become exercisable upon a change-in-control of the Company; and options to purchase 75,000 shares for $1.33 per share until January 25, 2005, which would have options become exercisable if and when the Company's common stock trades for at least $4.50 per share for 10 consecutive business days during the period from January 25, 2000 through July 1, 2001. See footnote 3, below, entitled "Cancellation And Reissuance Of Options In September 2000".

(3)   Cancellation And Reissuance Of Options In September 2000

      On September 15, 2000, the Board enacted the Company's 2000 Management Compensation Plan to compensate directors, officers and consultants and to provide incentives for those persons in acting on behalf of the Company. In order to participate in the Management Compensation Plan, the Reporting Person was required to relinquish any options previously granted to him except the Reporting Person was not required to relinquish options to purchase 500,000 shares for $.75 per share until October 10, 2001 which he received as consideration for the sale to the Company of his interest in All That Media, Inc. Options to purchase 1,250,000 shares of common stock have been issued, and 2,500,000 shares of common stock were authorized to be issued, to the Reporting Person pursuant to the Management Compensation Plan. The options are exercisable at a price of $.08 per share until September 15, 2005. The closing sales price for the common stock on September 15, 2000 was $.08. The options are exercisable 25% immediately and 25% on each of the first three anniversaries of the date of grant provided that the Reporting Person continues to be a director, officer, employee or consultant at each respective time. In addition, the options provide that when the last sales price for the common stock is at least $.16 per share for three consecutive trading days, the Reporting Person may elect to exchange each option exercisable at $.08 per share for two options exercisable at $.16 per share. Similarly, the Reporting Person may exchange each of his options for two options to purchase one share of common stock each at $.32 per share at such time as the last sales price for the common stock is at least $.32 per share for three consecutive trading days. The Reporting Person will not be issued the shares authorized by the Management Compensation Plan, and he may not exercise the options granted pursuant to the Management Compensation Plan, unless either the Company's authorized capital is increased to at least 75,000,000 shares of common stock or the Board otherwise determines that the Company's authorized capital, assuming issuance of the shares and exercise of options granted pursuant to the Management Compensation Plan, is sufficient to satisfy the Company's needs. Stockholder approval of an increase in authorized capital to 250,000,000 shares is being sought at a proposed special meeting of the Company's stockholders which currently is anticipated to be held in December 2000.


/s/ Michael Marsowiscz              11/10/00
-----------------                   ---------
Signature of Reporting Person        Date